Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Baidu, Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

(1) PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE SHARES

AND TO REPURCHASE SHARES;

(2) PROPOSED ADOPTION OF THE 2026 SHARE INCENTIVE PLAN;

(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

AND

(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the EGM to be held at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China, on August 26, 2026 at 9:00 a.m., Beijing/Hong Kong time, is set out on pages 63 to 67 of this circular. The form of proxy for use at the EGM is also enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (https://ir.baidu.com) and the SEC (www.sec.gov).

The Board has fixed the close of business on July 17, 2026, Beijing/Hong Kong time, as the record date (the “Shares Record Date”) of the Shares. Holders of record of the Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of the ADSs as of the close of business on July 17, 2026 New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs. The Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 9:00 a.m., Beijing/Hong Kong time, on August 24, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong to ensure your representation at the EGM, and The Bank of New York Mellon must receive your voting instructions by no later than close of business, New York time, on August 19, 2026 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

July 27, 2026

— i —

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2026 Share Incentive Plan” or the "Plan"	the 2026 Share Incentive Plan resolved by the Board to be adopted, subject to Shareholders’ approval at the EGM, a summary of the principal terms of which is set out in Appendix II to this circular

“Additional Shares”	additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants, or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers

“ADSs”	American Depositary Shares (each representing eight Class A Ordinary Shares)

“Applicable Laws”	(i) the laws of the Cayman Islands, the laws of Hong Kong, as they relate to the Company and its Shares; (ii) the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders; and (iii) the rules of any applicable stock exchange (including the Hong Kong Listing Rules), of any jurisdiction applicable to Awards granted to residents therein

“Articles of Association”	the fifth amended and restated memorandum of association and articles of association of the Company adopted on June 27, 2023, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Audit Committee”	the audit committee of the Board

“Award”	the grant of an Option, Restricted Share, Restricted Share Unit or any other form of award granted to a Participant pursuant to the 2026 Share Incentive Plan

“Award Agreement”	any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium

“Board”	the board of Directors of the Company

“Business Day”	a day on which the Hong Kong Stock Exchange is open for the business of dealing in securities

DEFINITIONS

“CCASS”	the Central Clearing and Settlement System established and operated by The Hong Kong Securities Clearing Company Limited

“Class A Ordinary Share”	Class A ordinary share(s) in the share capital of the Company

“close associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Code”	the Internal Revenue Code of 1986 of the United States, as amended

“Committee”	the Compensation Committee of the Board or Directors acting in accordance with the authority provided for in the 2026 Share Incentive Plan to administer such plan

“Company”, “we”, “us”, or "our"	Baidu, Inc., an exempted company incorporated in the Cayman Islands with limited liability in January 2000 and, where the context requires, its subsidiaries (which includes the consolidated affiliated entities) from time to time, the Shares of which are listed on the Main Board of the Hong Kong Stock Exchange

“Compensation Committee”	the compensation committee of the Board

“Consultant”	any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Group on matters such as (but not limited to) technology, business operation, business development, finance and strategic planning services; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; (c) the consultant or adviser is a natural person who has contracted directly with the Group to render such services; and (d) such services from the Consultant are on a continuing or recurring basis in the Group’s ordinary and usual course of business and which are in the interests of the long term growth of the Group, as determined by the Committee and in accordance with Rule 17.03A(1) of the Hong Kong Listing Rules

“Consultant Sublimit”	the maximum aggregate number of Shares which may be issued within the Scheme Limit pursuant to all Awards under the 2026 Share Incentive Plan granted to Consultants or its equivalent in ADSs

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director”	a director of the Company

“Effective Date”	the Primary Conversion Effective Date

DEFINITIONS

“EGM”	an extraordinary general meeting of the Company to be held at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China, on August 26, 2026 at 9:00 a.m., Beijing/Hong Kong time, to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages 63 to 67 of this circular, or adjournment thereof

“Eligible Participant(s)”	means Employees, directors and employees of the Related Entities and Consultants

“Employee”	any person, including an officer or member of the Board of the Company or any Subsidiary of the Company, who is in the employment of the Group (whether full-time or part-time, and includes a person who is granted an Award as an inducement to enter into an employment relationship with the Group), subject to the control and direction of the Group as to both the work to be performed and the manner and method of performance

“Exchange Act”	the Securities Exchange Act of 1934 of the United States, as amended

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“HK$” or “HK dollars”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Incentive Share Option”	means an Option that is intended to meet the requirements of Section 422 of the Code

“Issuance Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with Additional Shares and/or ADSs of not exceeding 20% of the total number of issued and outstanding Shares as at the date of passing of the proposed ordinary resolution contained in item 1 of the notice of the Extraordinary General Meeting

“Latest Practicable Date”	July 14, 2026, being the latest practicable date for ascertaining certain information before the publication of this circular

“Nasdaq”	Nasdaq Global Select Market

DEFINITIONS

“New Articles of Association”	the proposed amended memorandum and articles of association of the Company, titled the Sixth Amended and Restated Memorandum and Articles of Association

“Nominating Committee”	the nominating committee of the Board

“Non-Qualified Share Option”	an Option that is not intended to be an Incentive Share Option

“Option”	a right granted to a Participant pursuant to the 2026 Share Incentive Plan to purchase a specified number of Shares at a specified price during specified time periods, which may be either an Incentive Share Option or a Non-Qualified Share Option

“Parent”	a parent corporation under Section 424(e) of the Code

“Participant”	a person who, as an Eligible Participant, has been granted an Award pursuant to the 2026 Share Incentive Plan

“Primary Conversion”	the conversion of the Hong Kong listing status from secondary listing status under Chapter 19C of the Hong Kong Listing Rules to dual-primary listing status

“Primary Conversion Effective Date”	the date that the Company, in its discretion, may voluntarily elect, upon which the Hong Kong Stock Exchange will regard the Company as having a dual-primary listing status

“Related Entity”	holding company(ies) of the Company, the fellow subsidiaries (other than the Company or any Subsidiary) or associated companies of the Company, as permitted under Chapter 17 of the Hong Kong Listing Rules

“Restricted Share”	a Share awarded to a Participant pursuant to the Plan that is subject to certain restrictions and may be subject to risk of forfeiture

“Restricted Share Unit”	the right granted to a Participant pursuant to the Plan to receive a Share at a future date

“RMB”	Renminbi, the lawful currency of the PRC

“Scheme Limit”	the maximum aggregate number of Shares which may be issued pursuant to all Awards under the 2026 Share Incentive Plan or its equivalent in ADSs

“SEC”	U.S. Securities and Exchange Commission

“Share(s)”	ordinary share(s) in the share capital of the Company with par value of US$0.000000625 each, and, in Appendix II, Class A Ordinary Share(s) and also an ADS, except as otherwise provided

“Shareholder Approval”	the passing of the ordinary resolutions by the Shareholders at the EGM to approve and adopt the 2026 Share Incentive Plan

DEFINITIONS

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“Share Repurchase Mandate”	a general mandate proposed to be granted to the Directors to repurchase Class A Ordinary Share and/or ADSs of not exceeding 10% of the total number of issued and outstanding Shares as at the date of passing of the proposed ordinary resolution contained in item 2 of the notice of the Extraordinary General Meeting

“Subsidiary”	any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned directly or indirectly by the Company through ownership, by contract or otherwise

“substantial shareholder”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Treasury Share”	has the meaning ascribed to it in the Hong Kong Listing Rules

“U.S.” or the “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	percent

LETTER FROM THE BOARD

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

Director	Registered Office
Mr. Robin Yanhong Li	PO Box 309, Ugland House
(Chairman of the Board and Chief Executive Officer)	Grand Cayman, KY1-1104
Cayman Islands

Independent Directors
Mr. Yuanqing Yang	Principal Executive Offices of
Mr. Jixun Foo	Main Operations
Ms. Sandy Ran Xu	Baidu Campus
Ms. Xiaodan Liu	No. 10 Shangdi 10th Street
Haidian District, Beijing 100085
People’s Republic of China

Address in Hong Kong
Room 6706 Central Plaza
18 Harbour Road
Wanchai
Hong Kong

July 27, 2026
To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANTING OF GENERAL MANDATES TO ISSUE SHARES

AND TO REPURCHASE SHARES;

(2) PROPOSED ADOPTION OF THE 2026 SHARE INCENTIVE PLAN;

(3) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

AND

(4) NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

1.1.

The purpose of this circular is to provide Shareholders with information in respect of certain resolutions to be proposed at the EGM, including certain matters the Company proposes to adopt for the purpose of the Primary Conversion.

LETTER FROM THE BOARD

2.	BACKGROUND

2.1.	The Company has been listed on the Main Board of the Hong Kong Stock Exchange as a secondary listed issuer under Chapter 19C of the Hong Kong Listing Rules.

2.2.

Taking into account the increase in the trading volume of the Company’s Shares traded on the Hong Kong Stock Exchange since the secondary listing in Hong Kong, the nexus between Hong Kong and the principal business operations of the Company in the People’s Republic of China (the “PRC”), as well as the long-term business development and prospects of the Company (including but not limited to further broadening the investor base in China), the Company has decided to pursue the voluntary Primary Conversion. Upon the Primary Conversion Effective Date, the Company will be subject to full compliance with the relevant Hong Kong Listing Rules applicable to a dual-primary listed issuer, unless otherwise waived or exempted by the Hong Kong Stock Exchange.

2.3.

In preparation for the Primary Conversion, the Company proposes to put forward certain resolutions before its Shareholders at the EGM to facilitate the Company’s compliance with the additional Hong Kong Listing Rules applicable to primary listed issuers on the Hong Kong Stock Exchange before the Primary Conversion Effective Date. These resolutions include:

(a)	Ordinary resolutions 1 and 3 to approve the Issuance Mandate. See section 3 to this “Letter From the Board” for more information.

(b)	Ordinary resolution 2 to approve the Repurchase Mandate. See section 4 to this “Letter From the Board” and Appendix I “Explanatory Statement on the Repurchase Mandate” for more information.

(c)

Ordinary resolutions 4 and 5 to approve the 2026 Share Incentive Plan. See section 5 to this “Letter From the Board” and Appendix II “Summary of the Principal Terms of the 2026 Share Incentive Plan” for more information.

(d)

Special resolution 6 to approve the New Articles of Association. See section 6 to this “Letter From the Board” and Appendix III “Proposed Amendments to the Articles of Association” for more information.

3.	PROPOSED GRANTING OF GENERAL MANDATE TO ISSUE SHARES AND/ OR ADSS

3.1.

In preparation for the Primary Conversion and in order to give the Company the flexibility to issue Class A Ordinary Shares and/or ADSs (including any sale or transfer of Treasury Shares) if and when appropriate, an ordinary resolution will be proposed at the EGM to approve the granting of the Issuance Mandate to the Directors to allot, issue or deal with Additional Shares and/or ADSs representing Class A Ordinary Shares not exceeding 20% of the total issued and outstanding Shares (excluding any Treasury Share) as at the date of passing of the proposed ordinary resolution contained in item 1 of the notice of EGM (i.e., a mandate to allot and issue up to a total of 542,698,450 Class A Ordinary Shares on the basis that the issued share capital of the Company (excluding any Treasury Share) remains unchanged on the date of the EGM). An ordinary resolution to extend the Issuance Mandate by adding the number of Shares and/or ADSs repurchased by the Company pursuant to the Share Repurchase Mandate will also be proposed at the EGM.

LETTER FROM THE BOARD

4.	PROPOSED GRANTING OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

4.1.

In preparation for the Primary Conversion and in order to give the Company the flexibility to repurchase Class A Ordinary Shares and/or ADSs if and when appropriate, an ordinary resolution will be proposed at the EGM to approve the granting of the Share Repurchase Mandate to the Directors to repurchase Class A Ordinary Shares and/or ADSs representing Class A Ordinary Shares of not exceeding, in aggregate, 10% of the total issued and outstanding Shares (excluding any Treasury Share) as at the date of passing of the proposed ordinary resolution contained in item 2 of the notice of EGM (i.e., a mandate to repurchase up to a total of 271,349,225 Class A Ordinary Shares on the basis that the issued share capital of the Company (excluding any Treasury Share) remains unchanged on the date of the EGM).

4.2.

An explanatory statement required by the Hong Kong Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the granting of the Share Repurchase Mandate is set out in Appendix I to this circular.

5.	PROPOSED ADOPTION OF THE 2026 SHARE INCENTIVE PLAN

5.1.

In preparation for the Primary Conversion, the Company is required to comply with Chapter 17 of the Hong Kong Listing Rules. Accordingly, the Board has resolved to adopt the 2026 Share Incentive Plan in order to comply with the requirements on share schemes involving issuance of new shares under Chapter 17 of the Hong Kong Listing Rules. The 2026 Share Incentive Plan will be subject to Shareholders’ approval at the EGM.

5.2.

The purposes of the 2026 Share Incentive Plan are to promote the success and enhance the value of the Company by linking the personal interests of the members of the Eligible Participants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Eligible Participants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent. As at the Latest Practicable Date, no Award is proposed to be granted under the 2026 Share Incentive Plan.

5.3.	The operation of the 2026 Share Incentive Plan is conditional upon:

(a)	the passing of the ordinary resolutions by the Shareholders at the EGM to approve and adopt the 2026 Share Incentive Plan; and

(b)	the Listing Committee of the Hong Kong Stock Exchange granting approval for the listing of, and permission to deal in, the Shares to be allotted and issued pursuant to the Awards.

5.4.

Pursuant to the note to Rule 17.03(2) of the Hong Kong Listing Rules, the Company has consulted its legal adviser on the prospectus requirements of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) in relation to the 2026 Share Incentive Plan proposed to be adopted, and will comply with the relevant requirements when granting Awards to the selected Participants.

LETTER FROM THE BOARD

Waiver	From Strict Compliance with Rule 17.03E of the Hong Kong Listing Rules Regarding Minimum Exercise Price

5.5.

Note (1) to Rule 17.03(9) and Rule 17.03E of the Hong Kong Listing Rules states that the exercise price of an option must be at least the higher of: (i) the closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

5.6.

It has been our Company’s practice to issue options exercisable into ADSs (which represent underlying Class A ordinary shares) denominated in U.S. dollars under the share incentive plans adopted in December 2008, July 2018 and August 2023 respectively, and our Company will continue to issue options exercisable into ADSs after the Primary Conversion. By definition, ADSs are denominated in U.S. dollars, and the exercise price for options with respect to ADSs will necessarily be presented in U.S. dollars.

5.7.

On the basis that: (a) the method for determining the exercise price of options will be based on the market price of Company’s ADSs and will substantially replicate the requirement in Rule 17.03E of the Hong Kong Listing Rules; (b) it has been the Company’s practice to issue options exercisable into ADSs with exercise prices denominated in U.S. dollars, and the Company may continue to grant options under the 2026 Share Incentive Plan with exercise prices based on the market price of the Company’s ADSs, which are denominated in U.S. dollars after the Primary Conversion Effective Date; (c) changing the method of determining the exercise price of options may cause confusion to the grantees; and (d) the grant of options exercisable into ADSs with exercise prices determined with reference to the closing price of the Company’s ADSs on Nasdaq (which are denominated in U.S. dollars) would better reflect the market price for the underlying securities subject to the grant, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 17.03E of the Hong Kong Listing Rules such that the Company will be able to determine the exercise price for options to be granted under the 2026 Share Incentive Plan based on the higher of: (i) the per-share closing price of the Company’s ADSs on Nasdaq on the date of grant, which must be a Nasdaq trading day; and (ii) the average per-share closing price of the Company’s ADSs on Nasdaq for the five Nasdaq trading days immediately preceding the date of grant (the “USD Minimum Exercise Price”). For the avoidance of doubt, the terms of option awards may provide that they are exercisable into Shares and/or ADSs. Where options are exercisable into Shares, the exercise price of those options shall comply with Rule 17.03E of the Hong Kong Listing Rules (i.e. be the higher of: (x) the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day in Hong Kong; and (y) the average closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant) but may be denominated in Hong Kong dollars or U.S. dollars, at the Company’s discretion. The exercise price of options exercisable into ADSs will comply with the USD Minimum Exercise Price and be denominated in U.S. dollars.

Document	on Display

5.8.	A copy of the 2026 Share Incentive Plan will be published on the websites of the Hong Kong Stock Exchange and the Company for display for a period of not less than 14 days before the date of the EGM.

LETTER FROM THE BOARD

6.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

6.1.

The Board has proposed to amend the existing Articles of Association by adopting the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix A1 to the Hong Kong Listing Rules; and (ii) incorporate certain consequential and housekeeping amendments.

6.2.

The legal advisers to the Company as to Hong Kong laws and the Cayman Islands laws have respectively confirmed that the proposed amendments to the existing Articles of Association comply with the applicable requirements of the Listing Rules and do not violate the laws of the Cayman Islands. The Company also confirms that there is nothing unusual in the proposed amendments to the existing Articles of Association from the perspective of a Cayman Islands company listed on the Hong Kong Stock Exchange.

6.3.

The full text of the New Articles of Association shown as a comparison against the existing Articles of Association is set out in Appendix III to this circular. The Chinese translation of the new Articles of Association is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

6.4.

The proposed adoption of the New Articles of Association is subject to the approval of the Shareholders by way of a special resolution at the EGM and, if approved by the Shareholders at the EGM, will come into effect from the Primary Conversion Effective Date. The full text of the New Articles of Association, if approved by the Shareholders at the EGM, will be published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.baidu.com) on the Primary Conversion Effective Date.

7.	THE EGM AND PROXY ARRANGEMENT

7.1.

The notice of the EGM is set out in this circular. The form of proxy for use at the EGM is also enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (https://ir.baidu.com) and the SEC (www.sec.gov).

7.2.

The Board has fixed the close of business on July 17, 2026, Beijing/Hong Kong time, as the record date (the “Shares Record Date”) of the Shares. Holders of record of the Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of the ADSs as of the close of business on July 17, 2026 New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

7.3.

The Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 9:00 a.m., Beijing/ Hong Kong time, on August 24, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong to ensure your representation at the EGM, and The Bank of New York Mellon must receive your voting instructions by no later than close of business, New York time, on August 19, 2026 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

LETTER FROM THE BOARD

8.	VOTING BY POLL

8.1.

In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the EGM shall be taken by poll and an announcement on the poll results will be published by the Company after the EGM in the manner prescribed under the Hong Kong Listing Rules. As at the Latest Practicable Date, the Directors were not aware of any Shareholder who is required to abstain from voting on the resolutions to be proposed at the EGM. For the avoidance of doubt, holders of Treasury Shares (if any) shall abstain from voting at the EGM.

9.	RESPONSIBILITY STATEMENT

9.1.

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

10.	RECOMMENDATION

10.1.

The Board considers that the above-mentioned resolutions (the details of which are set out in the notice of EGM) regarding the proposed Issuance Mandate, the proposed Share Repurchase Mandate, the proposed adoption of the 2026 Share Incentive Plan and the proposed amendments to the Articles of Association are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you to vote in favor of the said resolutions to be proposed at the EGM.

Yours faithfully,
for and on behalf of the Board of
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to provide our Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the Extraordinary General Meeting in relation to the granting of the Share Repurchase Mandate.

1.	SHARE CAPITAL

1.1.

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,713,492,250 issued and outstanding Shares (excluding 16,863,158 Class A Ordinary Shares reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plans or expected to be cancelled as of the Latest Practicable Date), out of which 2,189,471,930 were Class A Ordinary Shares and 524,020,320 were Class B Ordinary Shares.

1.2.

Subject to the passing of the ordinary resolution 2 in respect of the granting of the Share Repurchase Mandate to be proposed at the EGM, and on the basis that the total number of Shares in issue (excluding any Treasury Share) remains unchanged from the Latest Practicable Date to August 26, 2026 (i.e., being 2,713,492,250 Shares), the Directors would be authorized under the Share Repurchase Mandate, during the period in which the Share Repurchase Mandate remains in force, to repurchase a total of 271,349,225 Shares (whether as Shares or ADSs that represent Shares), representing 10% of the total number of issued and outstanding Shares (excluding any Treasury Share) as at August 26, 2026.

2.	REASONS FOR SHARE REPURCHASE

2.1.

The Directors believe that the granting of the Share Repurchase Mandate is in the best interests of the Company and our Shareholders. Share repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or ADS and/or earnings per Share and/or ADS and will only be made when the Directors believe that such a repurchase will benefit the Company and our Shareholders.

3.	FUNDING OF SHARE REPURCHASE

3.1.

The Company may only apply funds legally available for repurchases of Shares and/or ADSs in accordance with the Articles of Association, the laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASE

4.1.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2025) in the event that the Share Repurchase Mandate is carried out in full at any time during the proposed repurchases period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	MARKET PRICES OF SHARES

5.1.	The highest and lowest prices per Share at which Shares have traded on the Hong Kong Stock Exchange during each of the previous 12 months were as follows:

	Share price (per Share)
	Highest (HK$)	Lowest (HK$)
2025
July	93.550	83.100
August	91.550	84.200
September	138.400	90.800
October	141.400	112.100
November	132.000	105.300
December	132.300	112.800

2026
January	161.200	132.000
February	151.600	122.000
March	125.000	102.800
April	127.700	104.800
May	147.900	122.700
June	134.900	98.500

6.	GENERAL

6.1.

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

6.2.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Share Repurchase Mandate is approved by the Shareholders.

6.3.

The Directors will exercise the power of the Company to repurchase Shares and/or ADSs pursuant to the Share Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands.

6.4.

In the event the Company conducts a repurchase of Shares, the Company may cancel such repurchased Shares or hold them as Treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.5.

For any Treasury Shares deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall: (i) procure its broker not to give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings of the Company for the Treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the Treasury Shares from CCASS, and either re-register them in its own name as Treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as Treasury Shares.

6.6.	The Company has confirmed that neither the explanatory statement nor the proposed share repurchase has any unusual features.

7.	TAKEOVERS CODE

7.1.

If as a result of a repurchase of Shares pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong (the “Takeovers Code”). Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

7.2.

To the best knowledge of the Company, as at the Latest Practicable Date, Mr. Robin Yanhong Li, an executive Director and a controlling shareholder, was able to control the voting rights attached to (i) 70,485,112 Class A Ordinary Shares and (ii) 439,200,000 Class B Ordinary Shares (excluding any interest in Treasury Shares), representing approximately 60% of the voting rights in the Company, either directly or through his controlled corporations. In the event that the Directors exercise the proposed Share Repurchase Mandate in full, assuming there will be no change in the number of issued and outstanding Shares other than the exercise of the Share Repurchase Mandate and the shareholding of Mr. Robin Yanhong Li for which he could exercise voting rights, Mr. Robin Yanhong Li’s voting rights in the Company would be increased to approximately 62%, which would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

7.3.

The Directors do not propose to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code and/or result in the aggregate number of Shares held by the public shareholders falling below the prescribed minimum percentage required by the Hong Kong Stock Exchange.

APPENDIX I	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	SHARE REPURCHASE MADE BY THE COMPANY

8.1.

In February 2023, the Board authorized a share repurchase program (the “2023 Program”), under which the Company may repurchase up to US$5.0 billion of its ADSs or Class A Ordinary Shares, effective until December 31, 2025. For the fiscal year ended December 31, 2025, the Company repurchased a total of approximately 9.1 million ADSs for a total cost of approximately RMB5.6 billion (US$771 million) in the open market under the 2023 Program. The 2023 Program expired on December 31, 2025.

8.2

In the first quarter of 2026, the Board authorized a new share repurchase program, under which the Company may repurchase up to US$5.0 billion of its ADSs or Class A Ordinary Shares, effective until December 31, 2028. For the three months ended March 31, 2026, the Company repurchased 698,950 Class A Ordinary Shares and 1,324,177 ADSs for a total cost of approximately US$172 million in the open market under this program.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

The following is a summary of the principal terms of the 2026 Share Incentive Plan to be considered and approved by Shareholders at the EGM. It does not form part of, nor is it intended to be part of, the 2026 Share Incentive Plan. The Directors reserve the right at any time prior to the EGM to make amendments to the 2026 Share Incentive Plan as they may consider necessary or appropriate provided that such amendments do not conflict in any material aspect with the summary set out in this Appendix. The views of the Directors and the Compensation Committee as to the appropriateness and reasonableness of particular terms and how they align with the purpose of the 2026 Share Incentive Plan are set out in italics and as notes to the summary.

Purposes	The purposes of the 2026 Share Incentive Plan are to promote the success and enhance the value of the Company by linking the personal interests of the members of the Eligible Participants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Eligible Participants upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

Award	An Option, Restricted Share, Restricted Share Unit or any other form of award granted to a Participant pursuant to the 2026 Share Incentive Plan.

Plan administration	The 2026 Share Incentive Plan shall be administered by the Compensation Committee of the Board; provided, however that the Compensation Committee may delegate to a committee of one or more members of the Board the authority to grant or amend Awards to Participants other than independent Directors and executive officers of the Company.The Committee shall consist of at least two individuals, each of whom qualifies as a non-employee director within the meaning of Rule 16b-3(b)(3) under the Exchange Act. Reference to the Committee shall refer to the Board if the Compensation Committee has not been established or ceases to exist and the Board does not appoint a successor Committee.

Eligibility

“Eligible Participants” under the 2026 Share Incentive Plan are Employees, directors and employees of the Related Entities and Consultants.

In the definition of Eligible Participants:

(a)   “Employee” means any person, including an officer or member of the Board of the Company or any Subsidiary of the Company, who is in the employ of the Group (whether full-time or part-time, and includes a person who is granted an Award as an inducement to enter into an employment relationship with the Group), subject to the control and direction of the Group as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by the Group shall not be sufficient to constitute “employment” by the Group.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

(b)   “Related Entity” means holding company(ies) of the Company, the fellow subsidiaries (other than the Company or any Subsidiary) or associated companies of the Company, as permitted under Chapter 17 of the Hong Kong Listing Rules.

(c)   “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to the Group on matters such as (but not limited to) technology, business operation, business development, finance and strategic planning services including but not limited to AI development, cloud services, chip optimization, autonomous driving engineering and deep learning framework; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; (c) the consultant or adviser is a natural person who has contracted directly with the Group to render such services; and (d) such services from the Consultant are on a continuing or recurring basis in the Group’s ordinary and usual course of business and which are in the interests of the long term growth of the Group, as determined by the Committee and in accordance with Rule 17.03A(1) of the Hong Kong Listing Rules. In assessing whether a Consultant provides services to the Group on a continuing and recurring basis, the Committee shall take into consideration the length and type of services provided and the recurrence and regularity of such services, and will benchmark such metrics against the performance of the employees, officers and directors of the Group to whom the Group provides equity incentives, while taking into account the purpose of the Plan and the objectives in engaging the Consultant. For the avoidance of doubt, (i) placing agents or financial advisers providing advisory services for fundraising, mergers or acquisitions, or (ii) professional service providers such as auditors or valuers who provide assurance or are required to perform their services with impartiality and objectivity, may not be Consultants for the purposes of the 2026 Share Incentive Plan.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Note:

The Directors (including the independent Directors) consider the inclusion of directors and employees of Related Entities and Consultants to be in line with industry norms, and that the proposed scope for “Eligible Participants” (including the selection criteria of Eligible Participants) to be appropriate and aligns with the purpose of the 2026 Share Incentive Plan. In particular, in respect of Eligible Participants other than Employees: (a) directors and employees of Related Entities will have a sufficiently close relationship with the Group and would likely be in a position to influence the Group’s business, reputation, operations and performance; (b) Consultants are considered to be particularly important to the success of the Group’s business and future development, including (i) by contributing to the Group’s operations and business structure/model; and (ii) would enable the Group to preserve its cash resources, and instead, use share incentives to attract persons of talent outside of the Group, whilst also aligning their interests with that of the Group and Shareholders through them owning a proprietary interest in the Company and becoming future Shareholders; (c) this scope is consistent with, to the best knowledge of the Directors, the practices of peer companies that operate in similar or comparable industries to that of the Group or other companies listed in Hong Kong and their remuneration or compensation packages, and accordingly, the Directors (including the independent Directors) consider it appropriate to enhance the long-term relationship with these Eligible Participants by aligning their interests with that of the Company and Shareholders. Based on the above, the Directors (including the independent Directors) believe that the proposed scope for “Eligible Participants” is in line with the purpose of the 2026 Share Incentive Plan.

Scheme Limit and Consultant Sublimit

Scheme Limit:

The maximum aggregate number of Shares which may be issued pursuant to all Awards under the 2026 Share Incentive Plan together with the number of Shares which may be issued pursuant to all options and awards to be granted under any other share incentive plans of the Company (the “Scheme Limit”) shall be ten percent (10%) of the total number of Class A and Class B ordinary shares of the Company in issue (excluding Treasury Shares) as at the date of the Shareholder Approval (being 271,349,225 Shares, assuming that there is no change in the number of issued and outstanding Shares during the period from the Latest Practicable Date to the date of Shareholder Approval), or its equivalent in ADSs. The Shares to be issued pursuant to Awards may be authorized, but unissued Shares or Treasury Shares (subject to Applicable Laws).

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Consultant Sublimit:

Within the Scheme Limit, the maximum aggregate number of Shares which may be issued pursuant to all Awards to be granted under the 2026 Share Incentive Plan to Consultants (the “Consultant Sublimit”) shall be 0.5% of the total number of Class A and Class B ordinary shares of the Company in issue (excluding Treasury Shares) as at the date of the Shareholder Approval (being 13,567,461 Shares, assuming that there is no change in the number of issued and outstanding Shares during the period from the Latest Practicable Date to the date of Shareholder Approval).

Note:

The Consultant Sublimit is determined based on the maximum possible number of Shares that the Company intends to grant to Consultants and the Company’s future business and development plan. The Directors (including the independent Directors) consider the Consultant Sublimit to be appropriate and reasonable given the nature of the industries in which the Group operates and the Group’s current and future business needs, and takes into account:

(i) the rationale behind the scope and eligibility criteria of Consultants, as detailed above;

(ii)  that this sublimit provides the Group with flexibility to provide equity incentives (instead of expending cash resources in the form of monetary consideration) to reward and collaborate with persons who are not employees or directors of our Group, but who may have exceptional expertise in their field or who may be able to provide valuable expertise and services to our Group, which is in line with the purpose of the 2026 Share Incentive Plan;

(iii)  the fact that this sublimit represents a maximum limit, and the Company retains the flexibility to allocate Shares from this sublimit to satisfy Awards made to other Eligible Participants depending on business growth and needs in the future as and when appropriate. For example, where the Company considers that the business needs of the Group at a future point in time suggests that the full Consultant Sublimit is no longer needed for Consultants and that it would be more appropriate and beneficial to serve the purpose of the 2026 Share Incentive Plan to allocate a portion of the Shares underlying the Awards under this sublimit to other Eligible Participants; and

(iv)  the service provider sublimits (as a percentage of the scheme mandate limit) proposed or adopted by other companies listed on the Hong Kong Stock Exchange. The Company has considered the service provider sublimits adopted by comparable companies in the technology sector listed on the Hong Kong Stock Exchange, and notes that the Consultant Sublimit is within the range adopted by such companies.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Calculating usage of the Scheme Limit and the Consultant Sublimit

For the purposes of calculating usage of the Scheme Limit and the Consultant Sublimit:

(a)   Shares covered by an Award that is cancelled shall, where required under the Hong Kong Listing Rules, be counted as used and shall not return back to the Scheme Limit (or the Consultant Sublimit). For the avoidance of doubt, Shares covered by an Award that is forfeited or has lapsed shall not be counted as used and may return back to the Scheme Limit (and the Consultant Sublimit).

(b)   To the extent that an Award terminates, expires, or lapses for any reason, or is settled in cash and not Shares, then any Shares subject to the Award shall again be available for the grant of an Award pursuant to the 2026 Share Incentive Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired by the Company or any Parent or Subsidiary of the Company shall not be counted against Shares available for grant. If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be granted or awarded.

(c)   To the extent not prohibited by Applicable Law, Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the 2026 Share Incentive Plan, in payment of the exercise price thereof or tax withholding thereon, may again be granted or awarded hereunder. Notwithstanding the foregoing, no Shares may again be granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive share option under Section 422 of the Code.

Refreshing the Scheme Limit and the Consultant Sublimit

The Company may refresh either of the Scheme Limit and/or the Consultant Sublimit in accordance with and as required under Rule 17.03C of the Hong Kong Listing Rules, that is, the Company may refresh such limits:

(a)   from the later of three years after the Effective Date or three years after the date of the previous shareholder approval for refreshment of the Scheme Limit or the Consultant Sublimit (as the case may be), with the prior approval of Shareholders in general meeting by way of ordinary resolution; or

(b)   at any time, with the prior approval of the Shareholders in general meeting and subject to compliance with any additional requirements set out in the Hong Kong Listing Rules.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Any refreshment within any three year period must be approved by Shareholders subject to the following provisions: (i) any controlling shareholders and their associates (or if there is no controlling shareholder, Directors (excluding independent non-executive Directors) and the chief executive of the Company and their respective associates) must abstain from voting in favour of the relevant resolution at the general meeting; and (ii) the Company must comply with the requirements under the relevant Hong Kong Listing Rules. The Company must send a circular to the Shareholders containing the number of Awards that were already granted under the existing Scheme Limit and the existing Consultant Sublimit, and the reason for the refreshment.

Limit on Refreshed Scheme Limit

The total number of Shares which may be issued in respect of all Awards to be granted under the 2026 Share Incentive Plan under the Scheme Limit as refreshed and all other share incentive plans of the Company shall not exceed 10% of the total number of Class A and Class B ordinary shares of the Company (excluding Treasury Shares) as at the date of the approval to refresh the Scheme Limit by the Shareholders in general meeting.

For purposes of this limitation, Awards already granted under the 2026 Share Incentive Plan and any other share incentive plans of the Company (including those exercised, outstanding, cancelled or lapsed in accordance with its terms) shall not be counted for the purpose of calculating the number of Shares that may be issued under the Scheme Limit as refreshed.

Grants beyond the Scheme Limit

The Company may seek separate approval by its Shareholders in general meeting for granting Awards beyond the Scheme Limit provided the Awards in excess of the limit are granted only to Participants specifically identified by the Company before such approval is sought. The Company must send a circular to the Shareholders containing the name of each specified Participant who may be granted such Awards, the number and terms of the Awards to be granted to each Participant, and the purpose of granting Awards to the specified Participants with an explanation as to how the terms of the Awards serve such purpose. The number and terms of Awards to be granted to such Participant must be fixed before Shareholders’ approval. In respect of any options to be granted, the date of the Board meeting for proposing such grant should be taken as the date of grant for the purpose of calculating the exercise price under Rule 17.03E of the Hong Kong Listing Rules.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Maximum entitlement of each Eligible Participant	Awards granted to individuals that exceed the thresholds set out in Chapter 17 of the Hong Kong Listing Rules will be subject to additional approval requirements as required under Chapter 17 of the Hong Kong Listing Rules and set out in the section headed “Further approval requirements” below.

Limit on time of grant	The Company shall not make grants of the following Awards during the following restricted periods:

	Restricted Period	Relevant Award

	(a) When the Company is in possession of inside information or material non-public information and until (and including) the next trading day after publication of such information.	Any Award.

(b)   Within 30 days before the date (or such date that is first notified to the Hong Kong Stock Exchange under the Hong Kong Listing Rules) that the Board approves the annual, interim or quarterly results of the Company and until (and including) the publication of such results.

Any Award.

	Restricted Period	Relevant Award

	(c) (i) Within 30 days before the date that the Board approves the interim or quarterly results of the Company and until (and including) the date of the results announcement; and	Any Award granted to (x) a Director or chief executive of the Company; or (y) any person whose dealings in Shares are deemed attributable to a director or chief executive of the Company under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
(ii) within 60 days before the date that the Board approves the annual results of the Company and until (and including) the date of the results announcement.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Further approval requirements for grant of Awards	The Company shall not make grants of the following Awards without the additional approvals set out below:

Participant

(a)   To any Eligible Participant if the new grant would result in the Shares issued and to be issued pursuant to all grants made to that participant within the previous 12-month period (on a rolling basis) to represent in aggregate over 1% of the total issued and outstanding Class A and Class B ordinary shares of the Company (excluding Treasury Shares) at the time of the new grant.

(b)   To the Company’s Director, chief executive or substantial shareholder, or any of their respective associates (as defined under the Hong Kong Listing Rules).

Additional Approval

Company’s shareholders’ approval at general meeting.

The participant and his/ her close associates (or, if the participant is a connected person, his/her associates), as defined in the Hong Kong Listing Rules, must abstain from voting.

Independent non-executive Directors of the Company.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

	Participant	Additional Approval

(c)   Additionally:

A new grant of a Restricted Share Unit to a Company’s Director (other than independent non-executive Director) or chief executive, or any of their respective associates (as defined under the Hong Kong Listing Rules), which results in the Shares issued and to be issued pursuant to all Restricted Share Units granted to that participant within the previous 12-month period (on a rolling basis) to represent in aggregate over 0.1% of the total issued and outstanding Class A and Class B ordinary shares of the Company (excluding Treasury Shares) at the time of the new grant.

A new grant of an Award to a Company’s independent non- executive Director or substantial shareholder, or any of their respective associates (as defined under the Hong Kong Listing Rules), which results in the Shares issued and to be issued pursuant to all Awards granted to that participant within the previous 12-month period (on a rolling basis) to represent in aggregate over 0.1% of the total issued and outstanding Class A and Class B ordinary shares of the Company (excluding Treasury Shares) at the time of the new grant.

Company’s shareholders’ approval at general meeting.

The participant and his/ her associates, and all core connected persons of the Company, as defined in the Hong Kong Listing Rules, must abstain from voting.

Grant price	Unless otherwise specified in the Award Agreement, no amount shall be payable by a Participant on the application for or acceptance of an Award.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Exercise price/ purchase price	Exercise price of Options

The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed or variable price related to the Fair Market Value of the Shares; provided, however, that no Option may be granted to an individual subject to taxation in the United States at less than the Fair Market Value on the date of grant. Notwithstanding any other terms of the 2026 Share Incentive Plan, so long as the Company is a primary listed issuer on the Hong Kong Stock Exchange, the exercise price per Share shall not be lower than:

	Exercisable into Shares or ADSs	Minimum Exercise Price

	Options exercisable into Shares	The higher of: (x) the closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day in Hong Kong; and (y) the average closing price of the Shares as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

	Options exercisable into ADSs	The higher of: (x) the closing price of ADSs on the Nasdaq on the date of grant, which must be a Nasdaq trading day; and (y) the average closing price of the ADSs on the Nasdaq for the five Nasdaq trading days immediately preceding the date of grant.

Notwithstanding the foregoing, the following rules shall apply: (1) the exercise price per Share for an Option granted to a Participant who is subject to taxation under the Code shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option; (2) the exercise price per Share for an Incentive Share Option shall be equal to the Fair Market Value on the date of grant, or, where the Participant is an individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any parent or Subsidiary of the Company, a price that is not less than 110% of Fair Market Value on the date of grant; and (3) the exercise price per Share subject to an Option under an Award Agreement shall not be increased without the approval of the relevant Participants.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

“Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a)   If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation The Nasdaq Stock Market and the Hong Kong Stock Exchange, its Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the last trading date, on which such closing sales price or closing bid was reported, prior to the date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b)   If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)   In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith and in its discretion.

Purchase price of Restricted Share and Restricted Share Units

The purchase price per Share, if any, subject to a Restricted Share or Restricted Share Unit shall be determined by the Committee and set forth in the Award Agreement.

Note:

The above flexibility allows the Company to control the costs incurred by the Company from the grant of Awards under the 2026 Share Incentive Plan by correlating the exercise price for Options with prevailing market prices at the time of grant (particularly considering that timing of when the Options will be exercised are within the discretion of the Participant and is typically made with reference to the difference between the exercise price and prevailing market prices at the time of exercise) and the Company reserving the discretion to determine the issue price, if any, on an individual basis taking into account the nature and degree of value benefiting the Group from granting Awards to such Participant, which is aligned with the purpose of the 2026 Share Incentive Plan.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Exercise period	The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the 2026 Share Incentive Plan shall not exceed ten years from the date of grant of the Option. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised, including setting any performance objectives or other vesting criteria.

Ranking of Shares	Any Shares distributed pursuant to an Award shall be identical to all existing issued Shares and shall be distributed subject to all the provisions of the Articles of Association of the Company for the time being in force and will rank pari passu with the Shares in issue on the date of allotment and issue, subject to Applicable Laws.

Limits on transfer	Awards shall be personal to the Participant and shall not be assignable or transferable, except in circumstances where the written consent of the Company has been obtained and a waiver has been granted by the Hong Kong Stock Exchange for such transfer under the circumstances set out in the note to Rule 17.03(17) of the Hong Kong Listing Rules in compliance with the requirements of the Hong Kong Listing Rules and provided that any such transferee agrees to be bound by the terms of the 2026 Share Incentive Plan and the Award Agreement (where relevant) as if the transferee were the Participant.

Vesting period

The overall vesting period for each grant shall not be less than 12 months from the date of grant, except as permitted under Applicable Laws. For the avoidance of doubt for Awards granted to Employees, the overall vesting period for a particular grant may be shorter than 12 months from the grant date in the following circumstances:

(a)   grants of “make whole” Awards to a new Employee to replace share awards such Employee forfeited when leaving their previous employer;

(b)   grants to an Employee whose employment is terminated due to death or disability or occurrence of any out of control event;

(c)   grants of Awards which are subject to the fulfilment of performance targets;

(d)   grants of Awards that are made in batches during a year for administrative and/or compliance requirements;

(e)   grants of Awards with a mixed or accelerated vesting schedule such that the Awards vest evenly over a period of 12 months; or

(f)   grants of Awards with a total vesting and holding period of more than 12 months.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Note:

The Directors and the Compensation Committee are of the view that the vesting period (including the circumstances in which a shorter vesting period may apply), as detailed above, enables the Company to offer competitive remuneration and reward packages to Employees, on an ad hoc basis, in such circumstances that would be justified and reasonable, which is also consistent with the Hong Kong Listing Rules and the former practice of the Company and peer companies in the Group’s industry. Accordingly, the above vesting period is considered appropriate and aligns with the purpose of the 2026 Share Incentive Plan.

Performance targets	Subject to the terms of the 2026 Share Incentive Plan, the Committee shall determine the provisions, terms, and conditions of each Award, including performance criteria. The performance criteria established by the Committee may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total shareholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added, (xvii) market share, or (xviii) such other performance criteria determined by the Committee. The performance criteria may be applicable to the Company, any other Group member and/or any individual business units of the Company or any other Group member. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement. In addition, the performance criteria shall be calculated in accordance with generally accepted accounting principles, but excluding the effect (whether positive or negative) of any change in accounting standards and any extraordinary, unusual or nonrecurring item, as determined by the Committee, occurring after the establishment of the performance criteria applicable to the Award.

Note:

The Directors consider that it is not practicable to expressly set out when Awards may be granted without performance targets before assessing the individual circumstances of the Eligible Participants as and when they are selected by the Committee. Awards may be granted to Eligible Participants without performance targets, including but not limited to, where the Committee is of the view that additional performance target is not necessary in light of the actual circumstances of the particular Eligible Participant and such arrangement is aligned with the terms and purpose of the 2026 Share Incentive Plan to increase the relevant Participant’ loyalty to the Company and incentivize the relevant Participants to work towards enhancing the value of the Company and its Shares. The Company will comply with the applicable disclosure requirements on performance target(s) under the Hong Kong Listing Rules.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Voting and dividend rights	Unvested Awards do not carry any right to vote at general meetings of the Company, nor any right to dividends or declarations, transfer or other rights (including those arising on a liquidation of the Company). No Participant shall enjoy any of the rights of a Shareholder by virtue of the grant of an Award unless and until the Shares or ADSs underlying the Award are issued or transferred to the Participant pursuant to the vesting and exercise (if applicable) of such Award.

Lapse of awards

Without prejudice to the authority of the Committee to provide additional situations in which an Award shall lapse in the terms of the Award Agreement, an Award shall lapse automatically (to the extent not already vested and, where relevant, exercised) on the earliest of:

(a)   the grant of the Award has not been accepted by the Participant in the manner prescribed;

(b)   any Awards scheduled to vest at the end of that vesting period but that did not vest due to, for example, the Participant does not satisfy the performance criteria, shall lapse in such number and manner as specified in the Award Agreement;

(c)   the expiry of any applicable exercise period for an Option;

(d)   when the clawback mechanism in the 2026 Share Incentive Plan has been triggered;

(e)   following a determination by the Board of such lapse, including in the following circumstances (i) that the Participant has been guilty of serious misconduct; (ii) that the Participant has been convicted of any criminal offence involving his/her integrity or honesty; (iii) that the Participant has become insolvent or bankrupt or has made arrangements or compositions with his/her creditors generally; or (iv) on any other ground on which the Board or the Committee determines that the Award should lapse; and

(f)   the Participant transfers the Award in breach of the transferability provisions specified in the 2026 Share Incentive Plan.

The Committee shall have the power to decide whether an Award shall lapse and its decision shall be binding and conclusive on the Participant. The Company shall not owe any liability to any Participant for the lapse of any Award under the 2026 Share Incentive Plan. Lapsed Awards will not be regarded as utilized for the purpose of calculating the Scheme Limit and Consultant Sublimit.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Cancellation of Awards	The Committee may cancel any Award granted but not vested from time to time with the consent of and on such terms as may be agreed with the relevant Participant; provided that a grant of new Awards to the same Participant whose Awards have been cancelled may only be made if there are unissued Awards available under the Scheme Limit and in compliance with the terms of the 2026 Share Incentive Plan.

Clawback

In the event that:

(a)   a Participant ceases to be an Eligible Participant by reason of the termination of the Participant’s employment or direct/indirect contractual engagement with the Group or a Related Entity for cause or without notice or with payment in lieu of notice;

(b)   a Participant has been charged, penalized or convicted of a civil or criminal offence involving the Participant’s integrity or honesty;

(c)   in the reasonable opinion of the Board or the Committee, a Participant has engaged in serious misconduct, including with respect to a policy or code of or other agreement with the Group, or breaches the terms of the 2026 Share Incentive Plan in any material respect; or

(d)   in the reasonable opinion of the Board or the Committee, the grant of an Award to the Participant is no longer determined to be appropriate and aligned with the purpose of the 2026 Share Incentive Plan, the Committee may make a determination at its absolute discretion that: (A) any Awards granted to that Participant but not yet exercised or transferred shall immediately lapse, regardless of whether such Awards have vested or not, and/or (B) with respect to any Shares delivered to that Participant or amount paid to that Participant, the Participant shall be required to transfer back to the Company or its nominee (1) the equivalent number of Shares, (2) an amount in cash equal to the market value of such Shares or amount paid, or (3) a combination of (1) and (2).

Note:

The Directors are of the view that the above clawback mechanism enables the Company to clawback Awards (or the Shares underlying such Awards) received by those Participants who have, for example, seriously violated the policies of the Group, put the Group into disrepute, adversely harmed the Group, or otherwise exposed the Group to significant risk. In these circumstances, the Company would not consider it in the Company or Shareholders’ best interests to incentivize them with proprietary interests of the Company under the 2026 Share Incentive Plan, nor would the Company consider such Participants benefiting under the 2026 Share Incentive Plan to align with the purpose of the plan. As such, the Company considers this clawback mechanism appropriate and reasonable.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Term of the 2026 Share Incentive Plan	The 2026 Share Incentive Plan will be effective as of the Effective Date and will expire on, and no Award may be granted pursuant to the 2026 Share Incentive Plan after, the tenth anniversary. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the 2026 Share Incentive Plan and the applicable Award Agreement.

Amendment, modification and termination	The Board may at any time amend, suspend or terminate the 2026 Share Incentive Plan; provided, however, that no such amendment shall be made in contravention of Chapter 17 of the Hong Kong Listing Rules or without the approval of the Company’s shareholders to the extent such approval is required by Applicable Laws, which includes: (i) a refreshment of the Scheme Limit and/or the Consultant Sublimit in accordance with and as required under Rule 17.03C of the Hong Kong Listing Rules; (ii) an alteration to the terms of the 2026 Share Incentive Plan which are of a material nature and any alteration to the provisions relating to the matters set out in Rule 17.03 of the Hong Kong Listing Rules to the advantage of participants; and (iii) any change to the authority of the Directors or the Committee to alter the terms of the 2026 Share Incentive Plan. Any alteration to the terms of any Award the grant of which was subject to the approval of a particular body (such as the Board or any committee thereof, the independent non-executive Directors of the Company, or the shareholders of the Company in general meeting) shall be subject to approval by that same body, provided that this requirement does not apply where the relevant alteration takes effect automatically under the 2026 Share Incentive Plan.

No termination, amendment, or modification of the 2026 Share Incentive Plan shall adversely affect in any material way any Award previously granted to a Participant. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

Adjustments Upon Changes in Capitalization	In the event of any capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital of Company, the Committee shall make such proportionate and equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan; (b) the terms and conditions of any outstanding Awards; and (c) the grant or exercise price per share for any outstanding Awards under the Plan. The form and manner of any such adjustments shall be determined by the Committee in its sole discretion.

APPENDIX II	SUMMARY OF THE PRINCIPAL TERMS OF THE 2026 SHARE INCENTIVE PLAN

Unless otherwise determined by the Committee, the following default rules would apply: (a) any adjustment should give each Participant the same proportion of the equity capital of the Company, rounded to the nearest whole Share, as that to which that Participant was previously entitled prior to such adjustments; (b) for adjustments made pursuant to this provision, other than any made on a capitalisation issue, an independent financial adviser or the auditor of the Company must confirm to the Directors in writing that the adjustments satisfy the relevant requirements under Chapter 17 of the Hong Kong Listing Rules; (c) no such adjustments shall be made which would result in a Share being issued at less than its nominal value; and (d) if the Company conducts a share sub-division or consolidation, the maximum number of Shares that may be issued under the Scheme Limit or the Consultant Sublimit as a percentage of the total number of issued Class A and Class B ordinary shares of the Company at the date immediately before and after such consolidation or subdivision shall be the same, rounded to the nearest whole share. Any adjustments shall be made in accordance with the Hong Kong Listing Rules.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

THE COMPANIES ACT (AS REVISED)

Company Limited by Shares

~~FIFTH~~SIXTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

BAIDU, INC.

百度集團股份有限公司

Adopted by special resolution passed on ~~27 June 2023~~[•] 2026

1.	The name of the Company is Baidu, Inc.百度集團股份有限公司.

2.

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands or at such other place as the Directors may from time to time decide.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (As Revised), as amended from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5.

The authorized share capital of the Company is US$43,520 divided into 66,000,000,000 Class A ordinary shares of a nominal or par value of US$0.000000625 each, 2,832,000,000 Class B ordinary shares of a nominal or par value of US$0.000000625 each and 800,000,000 preferred shares of a nominal or par value of US$0.000000625 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained, provided that, notwithstanding any provision to the contrary contained in this Memorandum of Association, the Company shall have no power to issue bearer shares, warrants, coupons or certificates.

6.

If the Company is registered as exempted, its operations will be carried on subject to the provisions of Section 193 of the Companies Act (As Revised) and, subject to the provisions of the Companies Act (As Revised) and the Articles of Association, it shall have the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

7.

Capitalized terms that are not defined in this Amended and Restated Memorandum of Association bear the same meaning as those given in the Amended and Restated Articles of Association of the Company adopted by Special Resolution passed on ~~27 June 2023~~[•] 2026.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

THE COMPANIES ACT (AS REVISED)

Company Limited by Shares

~~FIFTH~~SIXTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

BAIDU, INC.

百度集團股份有限公司

Adopted by special resolution passed on ~~27 June 2023~~[•] 2026

1.	In these Articles, Table A in the First Schedule to the Statute does not apply and, unless there be something in the subject or context inconsistent therewith,

“Affiliate”	means (i) in the case of a natural person, such person’s parents, parents-in-law, spouse, children or grandchildren, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing, (ii) in the case of an entity, a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty percent (50%) of the voting power of the corporation, or the partnership or other entity (other than, in the case of corporation, share having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity.

“Articles”	means the ~~Fifth~~Sixth Amended and Restated Articles of Association adopted by Special Resolution, as from time to time altered ~~or~~, added to and substituted in accordance with the Statutes and these Articles.

“~~Auditors~~Auditor”	means the person or persons for the time being performing the duties of ~~auditors~~auditor of the Company.

“Class A Ordinary Share”	means a Class A Ordinary Share in the capital of the Company.

“Class B Ordinary Share”	means a Class B Ordinary Share in the capital of the Company.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communication, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other and all members’ rights to speak and vote at the meeting are maintained.

“Company”	means Baidu, Inc. 百度集團股份有限公司.

“Company’s Website”	means the website of the Company, the address or domain name of which has been notified to the Members.

“Corporate Communication”	has the same meaning as in the Listing Rules.

“debenture”	means debenture stock, mortgages, bonds and any other such securities of the Company whether constituting a charge on the assets of the Company or not.

“Directors” and “Board of Directors”	means the current directors of the board of the Company.

“dividend”	includes bonus dividends.

“Electronic”	has the meaning given to it in the Electronic Transactions Act.

“Electronic Record”	has the meaning given to it in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor.

“Listing Rules”	means the Rules Governing the Listing of Securities on the The Stock Exchange of Hong Kong Limited as amended from time to time.

“Member”	has the meaning as ascribed to it in the Statute.

“month”	means calendar month.

“Ordinary Shares”	means collectively the Class A Ordinary Shares and the Class B Ordinary Shares.

“paid up”	means paid up and/or credited as paid up.

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

“Present”	means, in respect of any Person, such Person’s presence at a general meeting of members, which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorised representative (or, in the case of any member, a proxy which has been validly appointed by such member in accordance with these Articles), being:

(a) physically present at the meeting; or

(b)   in the case of any meeting at which Communication Facilities are permitted, in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities.

“Recognised Clearing House”	has the same meaning as in Part I of Schedule 1 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

“registered office”	means the current registered office of the Company in the Cayman Islands.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Secretary”	includes an Assistant Secretary and any person appointed to perform the duties of Secretary of the Company.

“share”	includes a fraction of a share.

“Special Resolution”	has the same meaning as in the Statute and includes a resolution approved in writing as described therein~~.~~ and for the purpose of these Articles, the requisite majority shall be super-majority vote, being not less than three-fourths of the votes of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. In computing the majority on a poll regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Statute”	means the Companies Act of the Cayman Islands (As Revised) and every statutory modification or re-enactment thereof currently in force.

“Virtual Meeting”	means any general meeting of members at which the members and any other permitted participants of such meeting (including, without limitation, the chairman of such meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

“written” and “in writing”	include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender;

(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“may” shall be construed as permissive and “shall” shall be construed as imperative;

(e)	a reference to a dollar or dollars (or $) is a reference to dollars of the United States;

(f)	references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(g)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(h)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

3.	Subject to the last two preceding Articles, any words defined in the ~~Companies Act~~Statute shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

CERTIFICATES FOR SHARES

4.

Certificates representing shares of the Company shall be in such form as shall be determined by the Directors. Such certificates may be under Seal. All certificates for shares shall be consecutively numbered or otherwise identified and shall specify the shares to which they relate. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered in the register of Members of the Company. All certificates surrendered to the Company for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled. The Directors may authorize certificates to be issued with the Seal and authorized signature(s) affixed by some method or system of mechanical process.

5.

Notwithstanding Article 4 of these Articles, if a share certificate be defaced, lost or destroyed, it may be renewed on payment of a fee of one dollar (US$1.00) or such less sum and on such terms (if any) as to evidence and indemnity and the payment of the expenses incurred by the Company in investigating evidence, as the Directors may prescribe.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

SHARE CAPITAL

6.

The authorized share capital of the Company is US$43,520 divided into 66,000,000,000 Class A ordinary shares of a nominal or par value of US$0.000000625 each, 2,832,000,000 Class B ordinary shares of a nominal or par value of US$0.000000625 each and 800,000,000 preferred shares of a nominal or par value of US$0.000000625 each, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the ~~Companies Act (As Revised)~~Statute and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

7.

~~The~~Subject to compliance with the Listing Rules, the Directors from time to time may~~, in their absolute discretion and without approval of Members,~~ cause the Company to issue such amounts of preferred shares or other similar securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the Ordinary Shares.

RIGHTS AND RESTRICTIONS ATTACHING TO ORDINARY SHARES

8.	The rights and restrictions attaching to the Ordinary Shares are as follows:

(a)	Income

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b)	Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c)	Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Holders of shares of Class A Ordinary Shares and Class B Ordinary Shares shall at all time vote together as one class on all matters submitted to a vote for Members’ consent. Each share of Class A Ordinary Share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company, and each share of Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

(d)	Conversion

(i)

Each share of Class B Ordinary Share is convertible into one (1) share of Class A Ordinary Share at any time by the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

(ii)

If at any time Yanhong (Robin) Li and his Affiliates collectively own less than 5% of the total number of the issued and outstanding Class B Ordinary Shares of the Company, each issued and outstanding share of Class B Ordinary Share shall be automatically and immediately converted into one share of Class A Ordinary Share, and no Class B Ordinary Shares shall be issued by the Company thereafter.

(iii)

Upon any sale, pledge, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares; provided that, except as set forth in Article 8(d)(iv) below, a change in the beneficial ownership of Class B Ordinary Shares shall not cause a conversion under this Article 8(d)(iii).

(iv)

Within six months after a transfer by a holder of Class B Ordinary Shares to an Affiliate of such holder, if there is a change of the beneficial ownership of the Class B Ordinary Shares held by the Affiliate, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. For purposes of this Article 8(d)(iv), a transfer shall be deemed to be effective upon the Company’s registration of such transfer in its register of Members. For purposes of Article 8(d)(iii) and this Article 8(d)(iv), “beneficial ownership” shall have the meaning defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

9.

The Company shall maintain a register of its Members and ~~every person whose name is entered as~~ a Member ~~in the register of Members~~ shall only be entitled~~, without payment,~~ to ~~receive within two months after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide) one~~a share certificate ~~for all his shares~~if the Board of Directors resolves that share certificates be issued, provided that, in respect of a share or shares held jointly by several persons, the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of the several joint holders shall be sufficient delivery to all such holders.

TRANSFER OF SHARES

10.

The instrument of transfer of any share shall be in writing and shall be executed by or on behalf of the transferor and the transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register in respect thereof.

11.

The Directors may, in their absolute discretion (except with respect to a transfer from a Member to its Affiliate(s)), decline to register any transfer of shares without assigning any reason therefor. If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal. Notwithstanding the foregoing, if a transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law (including but not limited to U.S. securities law provisions related to insider trading) and these Articles, Directors shall promptly register such transfer. Further, any Director is authorized to confirm in writing addressed to the registered office to authorize a share transfer and to instruct that the register of members be updated accordingly, provided that the transfer complies with the holder’s transfer obligations and restrictions set forth under applicable law and these Articles and such holder is not the Director who authorizes the transfer or an entity affiliated with such Director. Any Director is authorized to execute a share certificate in respect of such shares for and on behalf of the Company~~.~~ subject to the Board of Directors resolving to issue share certificates pursuant to Article 9.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

12.

The registration of transfers may be suspended at such time and for such periods as the Directors may from time to time determine, provided always that such registration shall not be suspended for more than thirty days in any year.

REDEMPTION AND PURCHASE OF OWN SHARES

13A.	Subject to the provisions of the Statute, the Listing Rules and these Articles, the Company may:

(a)

issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Member or the Company on such terms and in such manner as the Directors may, before the issue of the shares, determine;

(b)

purchase its own shares (including any redeemable shares) provided that the Members shall have approved the manner of purchase by ordinary resolution or the manner of purchase shall be in accordance with the following Articles (this authorisation is in accordance with section 37(2) of the Statute or any modification or re-enactment thereof for the time being in force); and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Statute, including out of capital.

13B.

Purchase of shares listed on an internationally recognized stock exchange where the Company’s securities are traded (a “Designated Stock Exchange”): the Company is authorised to purchase any share listed on a Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one share; and

(b)	the repurchase shall be at such time, at such price and on such other terms as determined and agreed by the Directors in their sole discretion provided however that:

(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on the Designated Stock Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

13C.	The purchase of any share shall not oblige the Company to purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

13D.

The holder of the shares being purchased shall be bound to deliver to the Company at its registered office or such other place as the Directors shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

VARIATION OF RIGHTS OF SHARES

14.

Except as otherwise provided in these Articles, if at any time the share capital of the Company is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class and as set forth in the Articles) may, whether or not the Company is being wound up, liquidated or dissolved, be varied with the consent in writing of the holders of at least a majority of the issued shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued shares of the class and that any holder of shares of the class ~~present in person or by proxy~~Present may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

COMMISSION ON SALE OF SHARES

15.

The Company may, in so far as the Statute from time to time permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgment of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

16.

No person shall be recognized by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

CALL ON SHARES

17.

(a)

The Directors may from time to time make calls upon the Members in respect of any monies unpaid on their shares (whether on account of the nominal value of the shares or by way of premium or otherwise) and not by the conditions of allotment thereof made payable at fixed terms, provided that no call shall be payable at less than one month from the date fixed for the payment of the last preceding call, and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company, at the time or times so specified, the amount called on the shares. A call may be revoked or postponed as the Directors may determine. A call may be made payable by installments.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

(b)	A call shall be deemed to have been made at the time when the resolution of the Directors authorizing such call was passed.

(c)	The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

18.

If a sum called in respect of a share is not paid before or on a day appointed for payment thereof, the persons from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate not exceeding, ten percent (10%) per annum as the Directors may determine, but the Directors shall be at liberty to waive payment of such interest either wholly or in part.

19.

Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium or otherwise, shall, for the purposes of these Articles, be deemed to be a call duly made, notified and payable on the date on which by the terms of issue the same becomes payable, and in the case of non-payment all the relevant provisions of these Articles as to payment of interest, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

20.	The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls or interest to be paid and the times of payment.

21.	(a)

The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the monies uncalled and unpaid upon any shares held by him, and upon all or any of the monies so advanced may (until the same would but for such advances, become payable) pay interest at such rate not exceeding (unless the Company in general meeting shall otherwise direct) seven percent (7%) per annum, as may be agreed upon between the Directors and the Member paying such sum in advance.

(b)

No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

22.	(a)

If a Member fails to pay any call or installment of a call or to make any payment required by the terms of issue on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call, installment or payment remains unpaid, give notice requiring payment of so much of the call, installment or payment as is unpaid, together with any interest which may have accrued and all expenses that have been incurred by the Company by reason of such non-payment. Such notice shall name a day (not earlier than the expiration of fourteen days from the date of giving of the notice) on or before which the payment required by the notice is to be made, and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which such notice was given will be liable to be forfeited.

(b)

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

(c)

A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

23.

A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all monies which, at the date of forfeiture were payable by him to the Company in respect of the shares together with interest thereon, but his liability shall cease if and when the Company shall have received payment in full of all monies whenever payable in respect of the shares.

24.

A certificate in writing under the hand of one Director or the Secretary of the Company that a share in the Company has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the fact therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration given for the share on any sale or disposition thereof and may execute a transfer of the share in favor of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

25.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

26.

The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

27.

In case of the death of a Member, the survivor or survivors where the deceased was a joint holder, and the legal personal representatives of the deceased where he was a sole holder, shall be the only persons recognized by the Company as having any title to his interest in the shares, but nothing herein contained shall release the estate of any such deceased holder from any liability in respect of any shares which had been held by him solely or jointly with other persons.

28.	(a)

Any person becoming entitled to a share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors and subject as hereinafter provided, elect either to be registered himself as holder of the share or to make such transfer of the share to such other person nominated by him as the deceased or bankrupt person could have made and to have such person registered as the transferee thereof, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by that Member before his death or bankruptcy as the case may be.

(b)	If the person so becoming entitled shall elect to be registered himself as holder, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

29.

A person becoming entitled to a share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company PROVIDED HOWEVER that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and, if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

AMENDMENT OF MEMORANDUM OF ASSOCIATION, CHANGE OF LOCATION OF REGISTERED OFFICE & ALTERATION OF CAPITAL

30.	(a)

Subject to and in so far as permitted by the provisions of the Statute, the Company may from time to time by special resolution alter or amend its Memorandum of Association otherwise than with respect to its name and objects and may by ordinary resolution, without restricting the generality of the foregoing:

(i)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(ii)

by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum of Association or into shares without nominal or par value;

(iii)	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(b)

All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

(c)	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its registered office.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

31.

For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Directors of the Company may, by announcement published on the Designated Stock Exchange’s website or, subject to the Listing Rules, in the manner in which notices may be served by the Company by Electronic means as provided in the Articles or by advertisement published in the newspaper, provide that the register of Members shall be closed for transfers for a stated period but not to exceed in any case thirty days in any year. If the register of Members shall be so closed for the purpose of determining Members entitled to notice of or to vote at a meeting of Members such register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the register of Members.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

32.

In lieu of or apart from closing the register of Members, the Directors may fix in advance a date as the record date for any such determination of Members entitled to notice of or to vote at a meeting of the Members and for the purpose of determining the Members entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

33.

If the register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of or to vote at a meeting of Members or Members entitled to receive payment of a dividend, the date on which notice of the meeting is ~~mailed~~sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

34.	All general meetings of Members other than annual general meetings shall be called extraordinary general meetings.

35.

The Company shall in each financial year hold a general meeting of Members as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held within six months (or such other period as may be permitted by the Listing Rules) after the end of such financial year at such time and place (which, in the case of a Virtual Meeting, includes a virtual place) as may be determined by the Directors. At these meetings the report of the Directors (if any) shall be presented.

35A.

The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that Members and other participants may attend and participate at such general meeting by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

36.	(a)	The Directors may call extraordinary general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Members requisition to convene an extraordinary general meeting and add resolutions to a meeting agenda is a requisition of Members of the Company holding at the date of deposit of the requisition not less than ten percent (10%) the voting power represented by the issued shares of the Company as at that date carries the right of voting at general meetings of the Company, on a one vote per share basis.

(c)

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If the Directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within the next 60 days, the requisitionists may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of 120 days after the deposit of the requisition.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

37.

At least 21 ~~clear~~ days’ notice shall be given of any annual general meeting, and at least 14 ~~clear~~ days’ notice shall be given of any extraordinary general meeting. Every notice shall specify the place~~,~~ (which, in the case of a Virtual Meeting, includes a virtual place), the day and the hour of the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company PROVIDED that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote at the meeting; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.

38.

The notice of any general meeting at which Communication Facilities will be utilised (including any Virtual Meeting) shall specify the Communication Facilities that will be utilised, including the procedures to be followed by any Member or other participant of the general meeting who wishes to utilise such Communication Facilities for the purpose of attending, participating and voting at such meeting.

~~38~~39.	The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a meeting by any person entitled to receive notice shall not invalidate the proceedings of that meeting.

~~39~~40.

~~Notices~~Notices, or documents including any Corporate Communication, except as otherwise provided in the Articles, and to the extent permitted by, and in compliance with the requirements of, the Listing Rules, shall be in writing and may be given by the Company to any Member either personally or by sending it by post, cable, telex, telecopy or e-mail to him or to his address as shown in the register of Members or e-mail address last known to the Company, such notice, if mailed, to be forwarded airmail if the address be outside the Cayman Islands, or by placing it on the Company’s Website and the Designated Stock Exchange’s website, or by advertisement published in the manner prescribed in the Listing Rules.

~~40~~41.	(a)

Where a notice or document, including any Corporate Communication, is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre-paying and posting a letter containing the notice, and to have been effected at the expiration of sixty hours after the letter containing the same is posted as aforesaid.

(b)

Where a notice or document, including any Corporate Communication, is sent by cable, telex, telecopy or e-mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization and to have been effected on the day the same is sent as aforesaid~~.~~ or at such later time as may be prescribed by the Listing Rules or any applicable laws or regulations.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

(c)

Where a notice, or document, including any Corporate Communication, is delivered or left at the address otherwise than by post shall be deemed to have been served or delivered on the day it was so delivered or left.

(d)

Where a notice, or document, including any Corporate Communication, is served by being placed on the Company’s Website and the Designated Stock Exchange’s website, shall be deemed to be served at the time the notice or document first appears on the Company’s Website and the Designated Stock Exchange’s website, or at such later time as may be prescribed by the Listing Rules.

(e)

Where a notice, or document, including any Corporate Communication, is served by advertisement shall be deemed to have been served on the date of issue of the official publication and/or newspaper(s) in which the advertisement is published (or on the last day of issue if the publication and/or newspaper(s) are published on different dates).

~~41~~42.	A notice may be given by the Company to the joint holders of record of a share by giving the notice to the joint holder first named on the register of Members in respect of the share.

~~42~~43.

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a share or shares in consequence of the death or bankruptcy of a Member by sending it through the post as aforesaid in a pre-paid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

~~43~~44.	Notice of every general meeting shall be given in any manner hereinbefore authorized to:

(a)

every person shown as a Member in the register of Members as of the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the register of Members;

(b)

every person upon whom the ownership of a share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting; ~~and~~

(c)	the Auditors;

(d)	each Director and alternate Director;

(e)	the Designated Stock Exchange; and

(f)	such other person to whom such notice is required to be given in accordance with the Listing Rules.

No other person shall be entitled to receive notices of general meetings.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

PROCEEDINGS AT GENERAL MEETINGS

~~44~~45.

No business shall be transacted at any general meeting unless a quorum of Members is ~~present~~Present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Members holding at least one third of the ~~paid up~~ voting ~~share capital~~rights of the issued shares of the Company ~~present in person, by proxy, via telephone conference or other communications equipment by means of which all the persons participating in the meeting can communicate with each other,~~Present shall be a quorum.

~~45~~46.

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

~~46~~47.

If within half an hour from the time appointed for the meeting a quorum is not ~~present~~Present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place (whether physical or virtual) or to such other time or such other place (whether physical or virtual) as the Directors may determine and if at the adjourned meeting a quorum is not ~~present~~Present within half an hour from the time appointed for the meeting the Members ~~present~~Present shall be a quorum.

~~47~~48.

The Chairman of the Board of Directors shall preside as Chairman at every general meeting of the Company, or if there is no such Chairman, or if he shall not be ~~present~~Present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors ~~present~~Present shall elect one of their number to be Chairman of the meeting.

~~48~~49.

If at any general meeting no Director is willing to act as Chairman or if no Director is ~~present~~Present within fifteen minutes after the time appointed for holding the meeting, the Members ~~present~~Present shall choose one of their members to be Chairman of the meeting.

49A.

The Chairman of any general meeting shall be entitled to attend and participate at such general meeting by means of Communication Facilities, and to act as the Chairman of the general meeting, in which event:

(a)	the Chairman shall be deemed to be Present at the meeting; and

(b)

if the Communication Facilities are interrupted or fail for any reason to enable the Chairman to hear and be heard by all other Persons attending and participating at the meeting, then the Directors Present at the meeting shall choose another Director Present to act as Chairman of the meeting for the remainder of the meeting; provided that if (i) no other Director is Present at the meeting, or (ii) all the Directors Present decline to take the chair, the meeting shall be automatically adjourned to the same day in the next week and at such time and place (whether physical or virtual) as shall be decided by the Directors.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

~~49~~50.

The Chairman may, with the consent of any general meeting duly constituted hereunder, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place~~,~~ (whether physical or virtual), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting; save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned general meeting.

~~50~~51.

At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll conducted by the Chairman~~.~~ save that Chairman of the general meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands. A poll shall (subject as provided in Article 53) be taken in such manner (including the use of ballot or voting papers or tickets or by Electronic means) and at such time and place as the Chairman directs.

~~51~~.

~~A person may participate at a general meeting by telephone conference or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participating by a person in a general meeting in this manner is treated as presence in person at that meeting.~~

52.	Intentionally deleted.

~~52~~53.

A poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairman of the general meeting directs and any business other than that upon which a poll has been demanded or is contingent thereon may be proceeded with pending the taking of the poll.

VOTES OF MEMBERS

~~53~~54.

A Member’s right to vote is subject to the requirements under the Listing Rules regarding circumstances requiring a member to abstain from voting to approve a matter under consideration, and any votes in contravention of such abstention shall not be counted.

~~54~~55.

In the case of joint holders of record, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of Members.

~~55~~56.

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, on a poll, by his committee, receiver, curator bonis, or other person in the nature of a committee, receiver or curator bonis appointed by that court, and any such committee, receiver, curator bonis or other persons may vote by proxy.

~~56~~57.

No Member shall be entitled to vote at any general meeting unless he is registered as a shareholder of the Company on the record date for such meeting nor unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

~~57~~58.

No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at such general meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the general meeting whose decision shall be final and conclusive.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

~~58~~59.	On a poll votes may be given either personally or by proxy.

PROXIES

~~59~~60.

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorized in that behalf. A proxy need not be a Member of the Company.

~~60~~61.

The instrument appointing a proxy shall be deposited at the registered office of the Company or at such other place or in such other manner (including by Electronic means) as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting, or adjourned meeting provided that the Chairman of the Meeting may at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited ~~upon receipt of telex, cable or telecopy confirmation from the appointor that the instrument of proxy duly signed is in the course of transmission to the Company.~~.

~~61~~62.

The instrument appointing a proxy may be in any usual or common form and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

~~62~~63.

A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at the registered office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

~~63~~64.

Any corporation ~~(including any recognised clearing house)~~ which is a Member of record of the Company may in accordance with its ~~Articles~~constitutional documents or in the absence of such provision by resolution of its Directors or other governing body authorize such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member of record of the Company.

64A.

If a Recognised Clearing House (or its nominee(s)) is a Member of record of the Company it may authorise such person or persons as it thinks fit to act as its representative(s) at any meeting of the Company or of any class of Members, provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. The person so authorised will be deemed to have been duly authorised without the need to produce any documents of title, notarised authorisation and/or further evidence to substantiate that that person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same rights and powers on behalf of the Recognised Clearing House (or its nominee(s)) which that person represents as that Recognised Clearing House (or its nominee(s)) could exercise as if such person were an individual Member of record of the Company holding the number and class of Shares specified in such authorisation.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

~~64~~65.

Shares of its own capital belonging to the Company or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

DIRECTORS

~~65~~66.

There shall be a Board of Directors consisting of no more than nine persons (exclusive of alternate Directors) PROVIDED HOWEVER that the Company may from time to time by ordinary resolution increase or reduce the limits in the number of Directors. The Directors shall be elected or appointed in the first place by subscribers to the Memorandum of Association or by a majority of them and thereafter by the Members at the general meeting.

~~66~~67.	Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified.

~~67~~68.

The remuneration to be paid to the Directors shall be such remuneration as the Directors shall determine. Such remuneration shall be deemed to accrue from day to day. The Directors shall also be entitled to be paid their reasonable traveling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

~~68~~69.

The Directors may by resolution award special remuneration to any Director of the Company undertaking any special work or services for, or undertaking any special mission on behalf of, the Company other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

~~69~~70.

A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

~~70~~71.

A Director or alternate Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

~~71~~72.	A shareholding qualification for Directors may be fixed by the Company in general meeting, but unless and until so fixed no qualification shall be required.

~~72~~73.

A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

~~73~~74.

No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realized by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established. ~~A~~Subject to compliance with the Listing Rules, a Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon.

~~74~~75.

A general notice that a Director or alternate Director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under Article ~~73~~74 and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

APPOINTMENT AND REMOVAL OF DIRECTORS

~~75~~76.

The Company may by ordinary resolution appoint any person to be a Director and may in like manner remove any Director and may in like manner appoint another person in his stead notwithstanding anything in these Articles or in any agreement between the Company and such Director. A vacancy on the Board created by the removal of a Director under this Article may be filled by the election or appointment by ordinary resolution at the meeting at which such Director is removed or pursuant to Article ~~76~~77 below.

~~76~~77.

The Directors, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, shall have power at any time and from time to time to appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors but so that the total amount of Directors (exclusive of alternate Directors) shall not at any time exceed the number fixed in accordance with these Articles. Any Director so appointed shall hold office only until the first annual general meeting of the Company after such Director’s appointment and shall then be eligible for re-election at that meeting.

77A.

At every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Any Director required to stand for re-election pursuant to Article 77 shall not be taken into account in determining the number of Directors and which Directors are to retire by rotation. A retiring Director shall retain office until the close of the meeting at which such Director retires and shall be eligible for re-election at such meeting. The Company at any annual general meeting at which any Directors retire may fill the vacated office by electing a like number of persons to be Directors.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

VACATION OF OFFICE OF DIRECTOR

~~77~~78.	The office of a Director shall be vacated:

(a)	if he gives notice in writing to the Company that he resigns the office of Director;

(b)	if he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c)	if he is found a lunatic or becomes of unsound mind.

ALTERNATE DIRECTORS AND VISITATION RIGHTS

~~78~~79.

A Director who expects to be unable to attend Directors’ Meetings because of absence, illness or otherwise may appoint any person to be an alternate Director to act in his stead and such appointee whilst he holds office as an alternate Director shall, in the event of absence therefrom of his appointor, be entitled to attend meetings of the Directors and to vote thereat and to do, in the place and stead of his appointor, any other act or thing which his appointor is permitted or required to do by virtue of his being a Director as if the alternate Director were the appointor, other than appointment of an alternate to himself, and he shall ipso facto vacate office if and when his appointor ceases to be a Director or removes the appointee from office- Any appointment or removal under this Article shall be effected by notice in writing under the hand of the Director making the same.

POWERS AND DUTIES OF DIRECTORS

~~79~~80.

The business of the Company shall be managed by the Directors (or a sole Director if only one is appointed) who may pay all expenses incurred in promoting, registering and setting up the Company, and may exercise all such powers of the Company as are not, from time to time by the Statute, or by these Articles, or such regulations, being not inconsistent with the aforesaid, as may be prescribed by the Company in general meeting required to be exercised by the Company in general meeting PROVIDED HOWEVER that no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

~~80~~81.

The Directors may from time to time and at any time by powers of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorneys as the Directors may think fit and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

~~81~~82.

All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

~~82~~83.	The Directors shall cause minutes to be made in books provided for the purpose:

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors (including those represented thereat by an alternate or by proxy) present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Company and of the Directors and of committees of Directors.

~~83~~84.

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

~~84~~85.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any ~~put~~part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

~~85~~86.

The Directors may, from time to time, and except as required by applicable law or the listing rules of the recognized stock exchange or automated quotation system where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board of Directors on various corporate governance related matters as the Directors shall determine by resolution from time to time.

PROCEEDINGS OF DIRECTORS

~~86~~87.

Except as otherwise provided by these Articles, the Directors shall meet together for the dispatch of business, convening, adjourning and otherwise regulating their meetings as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors and alternate Directors present at a meeting at which there is a quorum, the vote of an alternate Director not being counted if his appointor be present at such meeting. In case of an equality of votes, the Chairman of the Board of Directors shall have a second or casting vote.

~~87~~88.

A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time summon a meeting of the Directors by at least three days’ notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held and PROVIDED FURTHER if notice is given in person, by cable, telex, telecopy or email the same shall be deemed to have been given on the day it is delivered to the Directors or transmitting organization as the case may be.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

~~88~~89.

The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the then existing Directors and shall include Robin Yanhong Li, provided that a Director and his appointed alternate Director shall be considered only one person for this purpose. If at any time there is only a sole Director the quorum shall be one. For the purposes of this Article, an alternate Director or proxy appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors. A meeting of the Directors may be held by means of telephone or teleconferencing or any other telecommunications facility provided that all participants are thereby able to communicate immediately by voice with all other participants.

~~89~~90.

The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

~~90~~91.

The Directors may elect a Chairman of the Board and determine the period for which he is to hold office; but if no such Chairman is elected, or if at any meeting the Chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their numbers to be Chairman of the meeting.

~~91~~92.

The Directors may delegate any of their powers to committees consisting of such member or members of the Board of Directors (including Alternate Directors in the absence of their appointors) as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~92~~93.

A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

~~93~~94.

All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

~~94~~95.

Members of the Board of Directors or of any committee thereof may participate in a meeting of the Board or of such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and participation in a meeting pursuant to this provision shall constitute presence in person at such meeting. A resolution in writing (in one or more counterparts), signed by all the Directors for the time being or all the members of a committee of Directors (an alternate Director being entitled to sign such resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors or committee as the case may be duly convened and held.

~~95~~96.

A Director may be represented at any meetings of the Board of Directors by a proxy appointed by him in which event the presence or vote of the proxy shall for all purposes be deemed to be that of the Director.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

PRESUMPTION OF ASSENT

~~96~~97.

A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

MANAGEMENT OF THE COMPANY

~~97~~98.	(a)

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

(b)

The Directors from time to time and at any time may establish any committees, local bonds or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local bonds or any managers or agents and may fix their remuneration.

(c)

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of tire powers, authorities and discretions for the time being vested in the Directors and may authorize the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

(d)	Any such delegates as aforesaid may be authorized by the Directors to sub-delegate all or any of the powers, authorities, and discretions for the time being vested in them.

OFFICERS

~~98~~99.

Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and/or one or more Vice Presidents, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit.

SEAL

~~99~~100.	(a)

The Company may, if the Directors so determine, have a Seal which shall, subject to paragraph (c) hereof, only be used by the authority of the Directors or of a committee of the Directors authorized by the Directors in that behalf and every instrument to which the Seal has been affixed shall be signed by one person who shall be either a Director or the Secretary or Secretary-Treasurer or some person appointed by the Directors for the purpose.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

(b)

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the Common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

(c)

A Director, Secretary or other officer or representative or attorney may without further authority of the Directors affix the Seal of the Company over his signature alone to any document of the Company required to be authenticated by him under Seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

~~100~~101.

Subject to the Statute, the Directors may from time to time declare dividends (including interim dividends) and distributions on shares of the Company outstanding and authorize payment of the same out of the funds of the Company lawfully available therefore.

~~101~~102.

The Directors may, before declaring any dividends or distributions, set aside such sums as they think proper as a reserve or reserves which shall at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the like discretion, be employed in the business of the Company.

~~102~~103.	No dividend or distribution shall be payable except out of the profits of the Company, realized or unrealized, or out of the share premium account or as otherwise permitted by the Statute.

~~103~~104.

Subject to the rights of persons, if any, entitled to shares with special rights as to dividends or distributions, if dividends or distributions are to be declared on a class of shares they shall be declared and paid according to the amounts paid or credited as paid on the shares of such class outstanding on the record date for such dividend or distribution as determined in accordance with these Articles but no amount paid or credited as paid on a share in advance of calls shall be treated for the purpose of this Article as paid on the share.

~~104~~105.	The Directors may deduct from any dividend or distribution payable to any Member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

~~105~~106.

The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of paid up shares, debentures, or debenture stock of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

~~106~~107.

Any dividend, distribution, interest or other monies payable in cash in respect of shares may be Paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the holder who is first named on the register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such wire transfer, cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the share held by them as joint holders.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

~~107~~108.	No dividend or distribution shall bear interest against the Company.

CAPITALIZATION

~~108~~109.

The Company may upon the recommendation of the Directors by ordinary resolution authorize the Directors to capitalize any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in, which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalization, with full power to the Directors to make such provisions as they think fit for the case of shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorize any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalization and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

BOOKS OF ACCOUNT

~~109~~110.	The Directors shall cause proper books of account to be kept with respect to:

(a)	all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place;

(b)	all sales and purchases of goods by the Company;

(c)	the assets and liabilities of the Company.

Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

~~110~~111.

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorized by the Directors or by the Company in general meeting.

~~111~~112.

The Directors may from time to time cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

AUDIT

~~112~~113.

The Company ~~may~~shall at ~~any~~every annual general meeting by an ordinary resolution appoint an Auditor or Auditors of the Company who shall hold office until the next annual general meeting ~~and may fix his or their remuneration.~~ of the Company. The Company may by an ordinary resolution remove an Auditor before the expiration of such Auditor’s term of office. No person may be appointed as an Auditor unless such person is independent of the Company. The remuneration of the Auditors shall be fixed by the Company at the annual general meeting at which they are appointed by an ordinary resolution, or in the manner specified in such resolution.

~~113~~114.

~~The Directors may before~~If the ~~first annual general meeting appoint an~~ office of Auditor becomes vacant by the resignation or death of the Auditor, or by the Auditor becoming incapable of acting by reason of illness or other disability, the Directors may fill the casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act. The Auditor or Auditors of the Company ~~who~~so appointed shall hold office until the ~~first~~next annual general meeting unless previously removed by an ordinary resolution of the Members in general meeting in which case the Members at that meeting may appoint Auditors. ~~The Directors may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditor or Auditors, if any, may act.~~ The remuneration of any Auditor appointed by the Directors under this Article may be fixed by the Directors.

~~114~~115.

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

~~115~~116.

Auditors shall at the next annual general meeting following their appointment and at any other time during their term of office, upon request of the Directors or any general meeting of the Members, make a report on the accounts of the Company in general meeting during their tenure of office.

INFORMATION

~~116~~117.

No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors would not be in the interests of the members of the Company to communicate to the public.

~~117~~118.

The Directors shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members. Except when a register is closed and, if applicable, subject to the additional provisions of Article 31, the branch register of members in Hong Kong shall during business hours be kept open for inspection by any Member without charge. The reference to business hours in this Article is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each business day is to be allowed for inspections.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

WINDING UP

~~118~~119.	Subject to the Statute, the Company may by Special Resolution resolve that the Company be wound up voluntarily.

~~119~~120.

If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

~~120~~121.

If the Company shall be wound up, and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid-up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the shares held by them respectively. This Article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

INDEMNITY

~~121~~122.

The Directors and officers for the time being of the Company and any trustee for the time being acting in relation to any of the affairs of the Company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of the Company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own willful neglect or default respectively and no such Director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to the Company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of the Company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the willful neglect or default of such Director, Officer or trustee. Each Member agrees to waive any claim or right of action he might have, whether individually or by or in the right of the Company, against any Director or officer on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

APPENDIX III	PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

FINANCIAL YEAR

~~122~~123.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

AMENDMENTS OF ARTICLES

~~123~~124.	Subject to the Statute, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

REGISTRATION BY WAY OF CONTINUATION

~~124~~125.

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

1.1.

The attached Notice of Extraordinary General Meeting issued by Baidu, Inc. (the “Company”) serves as the notice of extraordinary general meeting (the “Extraordinary General Meeting”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at https://ir.baidu.com.

1.2.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated July 27, 2026 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

NOTICE OF EXTRAORDINARY GENERAL MEETING

2.	PROPOSED RESOLUTIONS AT THE EGM

The Extraordinary General Meeting will be held at Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, The People’s Republic of China, on August 26, 2026 at 9:00 a.m., Beijing/Hong Kong time, for the purpose to consider and vote on the following:

1.	ordinary resolution:

(a)

subject to paragraph (c) below, to give a general unconditional mandate to the Directors during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares (including any sale and transfer of treasury shares out of treasury) or securities convertible into Class A Ordinary Shares, or options, warrants, or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants, or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)

the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements, and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)

the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)

the grant or exercise of any options under any share option scheme of the Company or any other option scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers, and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2026 Share Incentive Plan (as amended from time to time);

(iv)

any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the Articles of Association; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting;

shall not exceed 20% of the total number of issued and outstanding Shares of the Company as of the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF EXTRAORDINARY GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the Primary Conversion Effective Date until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws and regulations; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting;

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options, or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to Shareholders of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company);

2.	ordinary resolution:

(a)

to give a general unconditional mandate to the Directors during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Class A Ordinary Shares and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company are or may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares and/or Shares underlying the ADSs of the Company that may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding Shares of the Company as of the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the Primary Conversion Effective Date until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

NOTICE OF EXTRAORDINARY GENERAL MEETING

3.

ordinary resolution: conditional upon the passing of resolutions 1 and 2 of this notice, to extend the general mandate referred to in resolution 1 of this notice by the addition to the aggregate number of Shares (including any sale and transfer of treasury shares out of treasury) that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of Shares and/or Shares underlying the ADSs repurchased by the Company pursuant to the mandate referred to in resolution 2 of this notice, provided that such amount shall not exceed 10% of the total number of issued and outstanding Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares into a smaller or larger number of Shares respectively after the passing of this resolution);

4.

ordinary resolution: to (i) approve and adopt the 2026 Share Incentive Plan, a copy of which is produced to this meeting and signed by the Chairman of the EGM for the purpose of identification; (ii) approve and adopt the Scheme Limit (as defined in the 2026 Share Incentive Plan), being 10% of the total number of Class A and Class B ordinary shares of the Company in issue (excluding Treasury Shares) as at the date of passing of this resolution 4 rounded down to the nearest integer, or its equivalent in ADSs and (iii) authorize the Board and the Committee to grant the awards thereunder, and do all such acts and execute all such documents as it/they may deem necessary or expedient in order to give full effect to the implementation of the 2026 Share Incentive Plan; and

5.

ordinary resolution: conditional upon the passing of resolution 4 of this notice, to approve and adopt the Consultant Sublimit (as defined in the 2026 Share Incentive Plan), being 0.5% of the total number of Class A and Class B ordinary shares of the Company in issue (excluding Treasury Shares) as at the date of passing of resolution 4 of this notice.

Resolution 4 is not conditional upon the passing of resolution 5, but resolution 5 is conditional upon the passing of resolution 4. In the event that resolution 4 is passed but resolution 5 is not passed, the Company will adopt the 2026 Share Incentive Plan but the Directors shall alter the 2026 Share Incentive Plan to remove references to the grant of Awards to Consultants. In the event that resolution 5 is passed but resolution 4 is not passed, the 2026 Share Incentive Plan will not be adopted.

6.

special resolution: to approve the adoption of the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association in the manner as set out in Appendix III of the Circular with effect from the Primary Conversion Effective Date.

3.	SHARE RECORD DATE AND ADS RECORD DATE

3.1.

The board of Directors of the Company (the “Board”) has fixed the close of business on July 17, 2026, Beijing/Hong Kong time, as the record date (the “Shares Record Date”) of our ordinary shares with a par value of US$0.000000625 each (the “Shares”). Holders of record of the Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of the American Depositary Shares (the “ADSs”) as of the close of business on July 17, 2026 New York time (the “ADS Record Date”) who wish to exercise their voting rights in respect of the underlying Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADSs.

NOTICE OF EXTRAORDINARY GENERAL MEETING

4.	ATTENDING THE EGM

4.1.	Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the EGM.

5.	PROXY FORM AND ADS VOTING CARD

5.1.

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADSs, as to how to vote in respect of the Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at https://ir.baidu.com.

5.2.

Holders of record of the Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (for holders of Shares) or your voting instructions to The Bank of New York Mellon (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 9:00 a.m., Beijing/Hong Kong time, on August 24, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong to ensure your representation at the EGM, and The Bank of New York Mellon must receive your voting instructions by no later than close of business, New York time, on August 19, 2026 to enable the votes attaching to the Shares represented by your ADSs to be cast at the EGM.

By order of the Board Baidu, Inc. Mr. Robin Yanhong Li Chairman of the Board and Chief Executive Officer

Hong Kong, July 27, 2026

As at the date of this notice, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.